Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €, except per share data)	2020	2021	2020	2021

Net system sales	3,198.3	3,463.2	10,316.6	13,652.8
Net service and field option sales	1,055.8	1,522.4	3,661.9	4,958.2
Total net sales	4,254.1	4,985.6	13,978.5	18,611.0

Total cost of sales	(2,043.0)	(2,285.0)	(7,181.3)	(8,802.0)
Gross profit	2,211.1	2,700.6	6,797.2	9,809.0

Other income [1]	—	213.7	—	213.7
Research and development costs	(555.9)	(680.6)	(2,200.8)	(2,547.0)
Selling, general and administrative costs	(151.5)	(202.5)	(544.9)	(725.6)
Income from operations	1,503.7	2,031.2	4,051.5	6,750.1

Interest and other, net	(8.0)	(12.2)	(34.9)	(44.6)
Income before income taxes	1,495.7	2,019.0	4,016.6	6,705.5

Income tax expense	(170.2)	(316.0)	(551.5)	(1,021.4)
Income after income taxes	1,325.5	1,703.0	3,465.1	5,684.1

Profit related to equity method investments	25.0	70.4	88.6	199.1
Net income	1,350.5	1,773.4	3,553.7	5,883.2

Basic net income per ordinary share	3.23	4.39	8.49	14.36
Diluted net income per ordinary share	3.23	4.38	8.48	14.34

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	417.5	404.3	418.3	409.8
Diluted	418.4	405.0	419.1	410.4

ASML - Ratios and Other Data

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €, except otherwise indicated)	2020	2021	2020	2021

Gross profit as a percentage of net sales	52.0%	54.2%	48.6%	52.7%
Income from operations as a percentage of net sales	35.3%	40.7%	29.0%	36.3%
Net income as a percentage of net sales	31.7%	35.6%	25.4%	31.6%
Income taxes as a percentage of income before income taxes	11.4%	15.7%	13.7%	15.2%
Shareholders’ equity as a percentage of total assets	50.8%	33.5%	50.8%	33.5%
Sales of lithography systems (in units) [2]	80	82	258	309
Value of booked systems (EUR millions) [3]	4,238	7,050	11,292	26,240
Net bookings lithography systems (in units) [2,3]	123	191	303	656
Number of payroll employees in FTEs	26,614	29,861	26,614	29,861
Number of temporary employees in FTEs	1,459	2,155	1,459	2,155

1. Other income includes the gain on sale of Berliner Glas subsidiaries.
2. Lithography systems do not include metrology and inspection systems.
3. Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Dec 31,
(unaudited, in millions €)	2020	2021

ASSETS
Cash and cash equivalents	6,049.4	6,951.8
Short-term investments	1,302.2	638.5
Accounts receivable, net	1,310.3	3,028.0
Finance receivables, net	1,710.5	1,185.6
Current tax assets	67.3	42.0
Contract assets	119.2	164.6
Inventories, net	4,569.4	5,179.2
Other assets	801.7	1,000.5
Total current assets	15,930.0	18,190.2

Finance receivables, net	400.5	383.0
Deferred tax assets	671.5	1,098.7
Other assets	951.4	1,011.4
Equity method investments	820.7	892.5
Goodwill	4,629.1	4,555.6
Other intangible assets, net	1,049.0	952.1
Property, plant and equipment, net	2,470.3	2,982.7
Right-of-use assets - Operating	180.1	159.5
Right-of-use assets - Finance	164.8	5.3
Total non-current assets	11,337.4	12,040.8

Total assets	27,267.4	30,231.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	6,603.5	12,298.0
Total current liabilities	6,603.5	12,298.0

Long-term debt	4,662.8	4,075.0
Deferred and other tax liabilities	238.3	240.6
Contract liabilities	1,639.9	3,225.7
Accrued and other liabilities	257.5	251.1
Total non-current liabilities	6,798.5	7,792.4

Total liabilities	13,402.0	20,090.4

Total shareholders’ equity	13,865.4	10,140.6
Total liabilities and shareholders’ equity	27,267.4	30,231.0

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €)	2020	2021	2020	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,350.6	1,773.4	3,553.7	5,883.2

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	125.4	124.2	490.8	471.0
Impairment and loss (gain) on disposal	0.8	17.5	5.5	(15.9)
Share-based compensation expense	6.2	33.5	53.9	117.5
Gain on sale of subsidiaries	—	(213.7)	—	(213.7)
Inventory reserves	77.6	49.4	192.4	180.7
Deferred tax expense (benefit)	(60.7)	(106.2)	(211.3)	(419.6)
Equity method investments	95.8	91.4	11.0	(49.8)
Changes in assets and liabilities	3,074.7	4,647.5	531.6	4,892.4
Net cash provided by (used in) operating activities	4,670.4	6,417.0	4,627.6	10,845.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(292.9)	(273.2)	(962.0)	(900.7)
Purchase of intangible assets	(12.2)	(17.5)	(38.8)	(39.6)
Purchase of short-term investments	(820.8)	(504.2)	(1,475.5)	(1,162.7)
Maturity of short-term investments	394.8	2.7	1,359.1	1,826.4
Loans issued and other investments	(2.2)	—	(12.2)	(124.4)
Proceeds from sale of subsidiaries (net of cash disposed)	—	316.1	—	329.0
Acquisition of subsidiaries (net of cash acquired)	(222.8)	—	(222.8)	—
Net cash provided by (used in) investing activities	(956.1)	(476.1)	(1,352.2)	(72.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(501.6)	(729.2)	(1,066.4)	(1,368.3)
Purchase of treasury shares	(700.0)	(2,607.2)	(1,207.5)	(8,560.3)
Net proceeds from issuance of shares	7.9	12.0	37.9	48.9
Net proceeds from issuance of notes, net of issuance costs	—	—	1,486.3	—
Repayment of debt and finance lease obligations	(0.7)	(2.6)	(3.3)	(12.0)
Net cash provided by (used in) financing activities	(1,194.4)	(3,327.0)	(753.0)	(9,891.7)

Net cash flows	2,519.9	2,613.9	2,522.4	882.1

Effect of changes in exchange rates on cash	(2.0)	19.2	(5.3)	20.3
Net increase (decrease) in cash and cash equivalents	2,517.9	2,633.1	2,517.1	902.4

Cash and cash equivalents at beginning of the period	3,531.5	4,318.7	3,532.3	6,049.4
Cash and cash equivalents at end of the period	6,049.4	6,951.8	6,049.4	6,951.8

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Dec 31,	Apr 4,	Jul 4,	Oct 3,	Dec 31,
(unaudited, in millions €, except per share data)	2020	2021	2021	2021	2021

Net system sales	3,198.3	3,128.8	2,949.6	4,111.1	3,463.2
Net service and field option sales	1,055.8	1,235.1	1,070.6	1,130.2	1,522.4
Total net sales	4,254.1	4,363.9	4,020.2	5,241.3	4,985.6

Total cost of sales	(2,043.0)	(2,011.5)	(1,975.6)	(2,529.9)	(2,285.0)
Gross profit	2,211.1	2,352.4	2,044.6	2,711.4	2,700.6

Other income [1]	—	—	—	—	213.7
Research and development costs	(555.9)	(623.4)	(633.8)	(609.2)	(680.6)
Selling, general and administrative costs	(151.5)	(168.4)	(171.8)	(182.9)	(202.5)
Income from operations	1,503.7	1,560.6	1,239.0	1,919.3	2,031.2

Interest and other, net	(8.0)	(12.1)	(9.8)	(10.5)	(12.2)
Income before income taxes	1,495.7	1,548.5	1,229.2	1,908.8	2,019.0

Benefit from (provision for) income taxes	(170.2)	(230.3)	(204.2)	(270.9)	(316.0)
Income after income taxes	1,325.5	1,318.2	1,025.0	1,637.9	1,703.0

Profit related to equity method investments	25.0	13.2	13.2	102.3	70.4
Net income	1,350.5	1,331.4	1,038.2	1,740.2	1,773.4

Basic net income per ordinary share	3.23	3.21	2.52	4.27	4.39
Diluted net income per ordinary share	3.23	3.20	2.52	4.26	4.38

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	417.5	415.3	411.5	407.9	404.3
Diluted	418.4	415.8	412.0	408.6	405.0

ASML - Quarterly Summary Ratios and other data

	Dec 31,	Apr 4,	Jul 4,	Oct 3,	Dec 31,
(unaudited, in millions €, except otherwise indicated)	2020	2021	2021	2021	2021

Gross profit as a percentage of net sales	52.0%	53.9%	50.9%	51.7%	54.2%
Income from operations as a percentage of net sales	35.3%	35.8%	30.8%	36.6%	40.7%
Net income as a percentage of net sales	31.7%	30.5%	25.8%	33.2%	35.6%
Income taxes as a percentage of income before income taxes	11.4%	14.9%	16.6%	14.2%	15.7%
Shareholders’ equity as a percentage of total assets	50.8%	50.1%	43.5%	42.1%	33.5%
Sales of lithography systems (in units) [2]	80	76	72	79	82
Value of booked systems (EUR millions) [3]	4,238	4,740	8,271	6,179	7,050
Net bookings lithography systems (in units) [2,3]	123	120	167	178	191
Number of payroll employees in FTEs	26,614	27,248	27,777	29,025	29,861
Number of temporary employees in FTEs	1,459	1,561	1,609	1,659	2,155

1. Other income includes the gain on sale of Berliner Glas subsidiaries.
2. Lithography systems do not include metrology and inspection systems.
3. Our systems net bookings include all system sales orders for which written authorizations have been accepted. As of Q4 2021 and for FY 2021, this includes EUV 0.55 NA (High-NA) systems. We have not restated comparable periods for previously received EUV 0.55 NA (High-NA) sales orders.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Apr 4,	Jul 4,	Oct 3,	Dec 31,
(unaudited, in millions €)	2020	2021	2021	2021	2021

ASSETS
Cash and cash equivalents	6,049.4	3,243.8	5,186.6	4,318.7	6,951.8
Short-term investments	1,302.2	1,411.6	186.7	137.0	638.5
Accounts receivable, net	1,310.3	2,239.2	2,782.0	3,383.3	3,028.0
Finance receivables, net	1,710.5	2,218.6	1,637.4	1,185.9	1,185.6
Current tax assets	67.3	809.7	608.2	289.5	42.0
Contract assets	119.2	107.4	178.9	272.0	164.6
Inventories, net	4,569.4	4,748.1	5,086.3	4,944.2	5,179.2
Other assets	801.7	915.7	922.9	995.0	1,000.5
Held for sale assets	—	165.5	150.2	152.7	—
Total current assets	15,930.0	15,859.6	16,739.2	15,678.3	18,190.2

Finance receivables, net	400.5	66.6	6.2	139.0	383.0
Deferred tax assets	671.5	700.8	710.5	986.0	1,098.7
Other assets	951.4	1,313.4	1,016.4	1,120.9	1,011.4
Equity method investments	820.7	842.5	864.9	963.2	892.5
Goodwill	4,629.1	4,555.5	4,555.5	4,555.6	4,555.6
Other intangible assets, net	1,049.0	1,014.2	987.7	963.8	952.1
Property, plant and equipment, net	2,470.3	2,521.6	2,609.4	2,730.3	2,982.7
Right-of-use assets - Operating	180.1	179.7	161.8	155.0	159.5
Right-of-use assets - Finance	164.8	164.8	163.9	5.9	5.3
Total non-current assets	11,337.4	11,359.1	11,076.3	11,619.7	12,040.8

Total assets	27,267.4	27,218.7	27,815.5	27,298.0	30,231.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	6,603.5	6,829.1	8,707.5	9,114.7	12,298.0
Held for sale liabilities	—	47.2	46.6	47.9	—
Total current liabilities	6,603.5	6,876.3	8,754.1	9,162.6	12,298.0

Long-term debt	4,662.8	4,634.2	4,619.9	4,105.8	4,075.0
Deferred and other tax liabilities	238.3	245.2	247.7	282.6	240.6
Contract liabilities	1,639.9	1,583.2	1,860.2	2,001.7	3,225.7
Accrued and other liabilities	257.5	250.9	240.3	242.9	251.1
Total non-current liabilities	6,798.5	6,713.5	6,968.1	6,633.0	7,792.4

Total liabilities	13,402.0	13,589.8	15,722.2	15,795.6	20,090.4

Total shareholders’ equity	13,865.4	13,628.9	12,093.3	11,502.4	10,140.6
Total liabilities and shareholders’ equity	27,267.4	27,218.7	27,815.5	27,298.0	30,231.0

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Dec 31,	Apr 4,	Jul 4,	Oct 3,	Dec 31,
(unaudited, in millions €)	2020	2021	2021	2021	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,350.6	1,331.4	1,038.2	1,740.2	1,773.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	125.4	117.9	112.7	116.2	124.2
Impairment and loss (gain) on disposal	0.8	6.2	0.2	(39.8)	17.5
Share-based compensation expense	6.2	21.0	29.0	34.0	33.5
Gain on sale of subsidiaries	—	—	—	—	(213.7)
Inventory reserves	77.6	34.4	44.0	52.9	49.4
Deferred tax expense (benefit)	(60.7)	(35.8)	(7.5)	(270.1)	(106.2)
Equity method investments	95.8	(21.5)	(22.5)	(97.3)	91.4
Changes in assets and liabilities	3,074.7	(2,395.3)	2,374.8	265.5	4,647.5
Net cash provided by (used in) operating activities	4,670.4	(941.7)	3,568.9	1,801.6	6,417.0

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(292.9)	(189.4)	(241.1)	(197.0)	(273.2)
Purchase of intangible assets	(12.2)	(7.9)	(6.3)	(7.9)	(17.5)
Purchase of short-term investments	(820.8)	(608.5)	—	(50.0)	(504.2)
Maturity of short-term investments	394.8	499.1	1,224.9	99.7	2.7
Loans issued and other investments	(2.2)	—	—	(124.4)	—
Proceeds from sale of subsidiaries (net of cash disposed)	—	—	12.9	—	316.1
Acquisition of subsidiaries (net of cash acquired)	(222.8)	—	—	—	—
Net cash provided by (used in) investing activities	(956.1)	(306.7)	990.4	(279.6)	(476.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(501.6)	—	(639.1)	—	(729.2)
Purchase of treasury shares	(700.0)	(1,567.6)	(1,983.9)	(2,401.6)	(2,607.2)
Net proceeds from issuance of shares	7.9	11.0	13.6	12.3	12.0
Repayment of debt and finance lease obligations	(0.7)	(3.6)	(3.2)	(2.6)	(2.6)
Net cash provided by (used in) financing activities	(1,194.4)	(1,560.2)	(2,612.6)	(2,391.9)	(3,327.0)

Net cash flows	2,519.9	(2,808.6)	1,946.7	(869.9)	2,613.9

Effect of changes in exchange rates on cash	(2.0)	3.0	(3.9)	2.0	19.2
Net increase (decrease) in cash and cash equivalents	2,517.9	(2,805.6)	1,942.8	(867.9)	2,633.1

Cash and cash equivalents at beginning of the period	3,531.5	6,049.4	3,243.8	5,186.6	4,318.7
Cash and cash equivalents at end of the period	6,049.4	3,243.8	5,186.6	4,318.7	6,951.8

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2020 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology, industry and business environment trends, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, bookings, expected growth in net sales, revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate, expected revenue recognition, including estimates of revenue to be recognized in periods after shipment, expected shipments and performance expectation of new products, the expected impact of the fire at our Berlin site, plans and strategies, customer demand and plans to support customers, ESG strategy, statements with respect to dividends and share buybacks and financial policy including the total dividend for 2021 and statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of the fire at our facility in Berlin on our production, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production, risks relating to supply chain capacity and logistics, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.